Absolute Software to Present at Canaccord Genuity Annual Growth Conference
VANCOUVER, British Columbia and SAN JOSE, Calif. – July 22, 2022 – Absolute Software™ (NASDAQ: ABST) (TSX: ABST), a leader in self-healing endpoint and secure access solutions, today announced the company will host a fireside chat at the Canaccord Genuity 42nd Annual Growth Conference on Thursday, August 11, 2022 at 1:00PM Eastern Time.
A live webcast and replay of the event will be available via the Absolute Investor Relations website.
About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) is a leading provider of self-healing endpoint and secure access solutions, delivering truly resilient zero trust security for today’s distributed workforces. Absolute is the only endpoint platform embedded in more than half a billion devices, offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - enabling customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by nearly 16,000 customers, G2 recognized Absolute as a leader in Zero Trust Networking and Endpoint Management in the Winter of 2022.

©2022 Absolute ©2022 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™️ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

CONTACT:

Investor Relations
Joo-Hun Kim
IR@absolute.com
212-868-6760

Media Relations
Becki Levine
press@absolute.com
858-524-9443